                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                           Mentor Graphics Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    587200106
                                 (CUSIP Number)

               November 30, 2008, as amended on December 10, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. 587200106

1)   Name of Reporting Person                     Ameriprise Financial, Inc.

     S.S. or I.R.S. Identification                IRS No. 13-3180631
     No. of Above Person
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2)   Check the Appropriate Box                    (a) [ ]
     if a Member of a Group                       (b) [X]*

* This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.
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3)   SEC Use Only
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4)   Citizenship or Place of Organization         Delaware

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)   Sole Voting Power                            -0-

6)   Shared Voting Power                          13,839,041**

7)   Sole Dispositive Power                       -0-

8)   Shared Dispositive Power                     13,839,041**
--------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person               13,839,041**
--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount in
     Row (9) Excludes Certain Shares              Not Applicable
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11)  Percent of Class Represented by
     Amount In Row (9)                            14.98%**
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12)  Type of Reporting Person                     CO

** Data is as of December 10, 2008. As of November 30, 2008, 15,322,141 shares were deemed beneficially owned by the reporting person, all of which were held with shared voting and shared dispositive power.
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CUSIP NO. 587200106

1)   Name of Reporting Person                     RiverSource Investments, LLC

     S.S. or I.R.S. Identification                IRS No. 13-3180631
     No. of Above Person
--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a) [ ]
     if a Member of a Group                       (b) [X]*

* This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.
--------------------------------------------------------------------------------

3)   SEC Use Only
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4)   Citizenship or Place of Organization         Minnesota

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)   Sole Voting Power                            -0-

6)   Shared Voting Power                          13,839,041**

7)   Sole Dispositive Power                       -0-

8)   Shared Dispositive Power                     13,839,041**
--------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person               13,839,041**
--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount in
     Row (9) Excludes Certain Shares              Not Applicable
--------------------------------------------------------------------------------

11)  Percent of Class Represented by
     Amount In Row (9)                            14.98%**
--------------------------------------------------------------------------------

12)  Type of Reporting Person                     IA

** Data is as of December 10, 2008. As of November 30, 2008, 15,322,141 shares were deemed beneficially owned by the reporting person, all of which were held with shared voting and shared dispositive power.
--------------------------------------------------------------------------------

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CUSIP NO. 587200106

1)   Name of Reporting Person                     Seligman Communications and
                                                  Information Fund, Inc.

     S.S. or I.R.S. Identification                IRS No. 13-31544499
     No. of Above Person
--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a) [ ]
     if a Member of a Group                       (b) [X]*

* This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.
--------------------------------------------------------------------------------

3)   SEC Use Only
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4)   Citizenship or Place of Organization         Maryland

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)   Sole Voting Power                            -0-

6)   Shared Voting Power                          7,603,600**

7)   Sole Dispositive Power                       -0-

8)   Shared Dispositive Power                     7,603,600**
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9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person               7,603,600**
--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount in
     Row (9) Excludes Certain Shares              Not Applicable
--------------------------------------------------------------------------------

11)  Percent of Class Represented by
     Amount In Row (9)                            8.23%**
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12)  Type of Reporting Person                     IV

** Data is as of December 10, 2008. As of November 30, 2008, 8,604,800 shares were deemed beneficially owned by the reporting person, all of which were held with shared voting and shared dispositive power.
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

1(a) Name of Issuer:                              Mentor Graphics Corporation

1(b) Address of Issuer's Principal                8005 Southwest Boeckman Road
     Executive Offices:                           Wilsonville, OR 97070

2(a) Name of Person Filing:                       (a) Ameriprise Financial, Inc. ("AFI")
                                                  (b) RiverSource Investments, LLC ("RvS")
                                                  (c) Seligman Communications and
                                                      Information Fund, Inc. ("C&I Fund")

2(b) Address of Principal Business Office:

                                                  c/o Ameriprise Financial, Inc.
                                                  145 Ameriprise Financial Center
                                                  Minneapolis, MN 55474

2(c) Citizenship:                                 (a) Delaware
                                                  (b) Minnesota
                                                  (c) Maryland

2(d) Title of Class of Securities:                Common Stock

2(e) Cusip Number:                                587200106

3    Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

     (a)  Ameriprise Financial, Inc.

          A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

     (b)  RiverSource Investments, LLC

          An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

     (c)  Seligman Communications and Information Fund, Inc.

          An Investment company registered under Section 8 of the Investment Company Act of 1940.

4 Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person. As of November 30, 2008, two of the reporting persons exceeded the 15% threshold reflected in the Issuer's Rights Agreement. However, these reporting persons do not believe that either of them is, or was at any time, an

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     Acquiring Person for purposes of the Rights Agreement and they are seeking a determination from the Issuer's board to that effect. The reporting person expect the Issuer's board to make this determination.

     RvS, as an investment adviser to the C&I Fund, may be deemed to beneficially own the shares reported herein by the C&I Fund. Accordingly, the shares reported herein by RvS include those shares separately reported herein by the C&I Fund.

     AFI, as the parent company of RvS, may be deemed to beneficially own the shares reported herein by RvS. Accordingly, the shares reported herein by AFI include those shares separately reported herein by RvS.

     Each of Ameriprise Financial, Inc. and RiverSource Investments, LLC , and the subsidiaries identified on the attached Exhibit I, disclaims beneficial ownership of any shares reported on this Schedule.

5    Ownership of 5% or Less of a Class: Not Applicable

6 Ownership of more than 5% on Behalf of Another Person: The clients of RiverSource Investments, LLC, a registered investment adviser, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares included on this Schedule. As of December 10, 2008, only the C&I Fund, a registered investment company, owned shares of more than 5% of the class of securities reported herein. Any remaining shares reported herein by RvS are owned by various other accounts managed by RvS on a discretionary basis. To the best of RvS's knowledge, none of these other accounts own more than 5% of the outstanding shares.

7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     AFI: See Exhibit I

8    Identification and Classification of Members of the Group:

                                 Not Applicable

9    Notice of Dissolution of Group:

                                 Not Applicable

10   Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2008

                                        Ameriprise Financial, Inc.


                                        By /s/ Wade M. Voigt
                                           -------------------------------------
                                        Name: Wade M. Voigt
                                        Title: Director - Fund Administration


                                        Contact Information

                                        Wade M. Voigt
                                        Director - Fund Administration
                                        Telephone: (612) 671-5682

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                                  Exhibit Index

Exhibit I Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II    Joint Filing Agreement

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                                    Exhibit I

                                       to

                                  Schedule 13G

Ameriprise Financial, Inc., a Delaware Corporation, is a parent holding company. The classification and identity of the relevant subsidiaries is as follows:

Investment Company - RiverSource Funds and Seligman Funds, comprised of investment companies registered under section 8 of the Investment Company Act of 1940

Investment Adviser - RiverSource Investments, LLC, an investment adviser registered under section 203 of the Investment Advisers Act of 1940.


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                                   Exhibit II

                                       to

                                  Schedule 13G

                             Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated December 10, 2008 in connection with their beneficial ownership of Mentor Graphics Corporation. Each of Seligman Communications and Information Fund, Inc. and RiverSource Investments, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.


By: /s/ Wade M. Voigt
    Wade M. Voigt
    Director - Fund Administration


Seligman Communications and Information Fund, Inc.


By: /s/ Scott R. Plummer
    Scott R. Plummer
    General Counsel


RiverSource Investments, LLC


By: /s/ Peter A. Gallus
    Peter A. Gallus
    Senior Vice President and Chief Operating Officer